STATE STREET


April 27, 2010

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:      Henderson Global Funds ("Registrant")
         (File Nos. 333-62270, 811-10399)
         -------------------------------------

Dear Ms. ONeal-Johnson:

This letter responds to further comments received by telephone on April 26, 2010 to the response letter filed by EDGAR on April 22, 2010 regarding Post-Effective Amendment No. 38 to the Registrant's registration statement on Form N-1A on behalf of the Henderson International Equity Fund (the "International Equity Fund"), Henderson Money Market Fund (the "Money Market Fund") and Henderson Worldwide Income Fund ( the "Worldwide Income Fund") (the International Equity Fund, the Money Market Fund and the Worldwide Income Fund, each, a "Fund" and collectively, the "Funds").

1. SEC Comment: Please provide a copy of the legend required by Rule 498(b)(1)(v) of the Securities Act of 1933, as amended that will be included on each Fund's Summary Prospectus. Please change in the legend the "Fund's Prospectus" to the "Fund's Statutory Prospectus".

     Response: The following legend is included on the Summary Prospectus as noted for the Funds:

     International Equity Fund - Class I shares

     Before you invest, you may want to review the Fund's Statutory Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Statutory Prospectus and other information about the Fund online at www.henderson.com/sites/henderson/USinstitutional/funddocuments. You can also get this information free by calling 800.657.1493 or by sending an e-mail to fundcontact@hendersonna.com. The Fund's Statutory Prospectus and Statement of Additional Information, each dated April 30, 2010, are incorporated by reference into (and are considered part of) this Summary Prospectus.

     Money Market Fund - Class A, B and C shares
     Money Market Fund - Class Z shares
     Worldwide Income Fund - Class A, B and C shares

     Before you invest, you may want to review the Fund's Statutory Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Statutory Prospectus and other information about the Fund online at www.hendersonglobalinvestors.com/funddocuments. You can also get this information free by calling 866.343.6337 or by sending an e-mail to fundcontact@hendersonna.com. The Fund's Statutory Prospectus and Statement of Additional Information, each dated April 30, 2010 are incorporated by reference into (and are considered part of) this Summary Prospectus.

2. SEC Comment: On the cover of the Prospectus for each Fund, please remove additional disclosure and state the investment objective only.

     Response: The cover of the Prospectus for the International Equity Fund will be revised and will now read as follows:

     The Henderson International Equity Fund's investment objective is to achieve long-term capital appreciation primarily through investments in equities of non-U.S. companies.

     The cover of the Prospectuses for the Money Market Fund will be revised and will now read as follows:

     The Henderson Money Market Fund's investment objective is to seek to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share net asset value.

     The cover of the Prospectus for the Worldwide Income Fund will be revised and will now read as follows:

     The Henderson Worldwide Income Fund's investment objective is to seek total return through current income and capital appreciation.

3. SEC Comment: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the International Equity Fund, please delete footnote (a) which refers to the redemption fee in the fee table. You may include in a parenthetical to the redemption fee that the fee may be applicable to shares redeemed within 30 days of purchase.

     Response: Footnote (a) will be deleted and the disclosure will be revised to read as follows: "Redemption Fee (Shares redeemed or exchanged within 30 days of purchase)".

4. SEC Comment: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the Worldwide Income Fund, please delete footnote
(e) which refers the redemption fee in the fee table. You may include in a parenthetical to the redemption fee that the fee may be applicable to shares redeemed within 30 days of purchase.

     Response: Footnote (e) will be deleted and the disclosure will be revised to read as follows: "Redemption Fee (Shares redeemed or exchanged within 30 days of purchase)".

5. SEC Comment: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the Money Market Fund for Class A, Class B and
Class C shares, the maximum deferred sales charge for Class A shares indicates "None" with a corresponding footnote (a) which describes a contingent deferred sales charge of 1.00%. Please revise the table to indicate 1.00% for Class A shares or the Fund may leave "None" but must delete footnote (a).

     Response: The Registrant has deleted footnote (a) as requested.

6. SEC Comment: In the section entitled "Fund Summary-Fees and Expenses of the Fund" of the Prospectus for the Worldwide Income Fund, please delete footnote
(a) to the fee table. The maximum deferred sales charge for Class A shares indicates "None" with a corresponding footnote (b) which describes a contingent deferred sales charge of 1.00%. Please revise the table to indicate 1.00% for Class A shares or the Fund may leave "None" but must delete footnote (b).

     Response: The Registrant has deleted footnote (a) and footnote (b) as requested.

7. SEC Comment: The Securities and Exchange Commission emphasized that the Registrant should provide disclosure in the section entitled "Fund Summary-Principal Investment Strategy" of the Prospectus for the Worldwide Income Fund regarding the Fund's percentage of assets outside the United States and the number of countries. The Commission indicated that the percentage of assets outside the United States should be at least 40% and the number of countries should be at least three countries.

     Response: Upon further discussion, the Registrant will revise the disclosure to include the following:

     "Under normal circumstances, the manager intends to invest at least 40% of the Fund's net assets outside of the United States and in at least three different countries. A security is deemed to originate in a country if one or more of the following tests are met:

     o the company is organized in or its primary business office or principal trading market of its securities are located in the country

     o    50% or more of the company's assets are located in the country

     o    50% or more of the company's revenues are derived from the country"

If you have any further comments or questions, please contact me at (617) 662-3969.

                                                  Sincerely,

                                                 /s/ Francine S. Hayes
                                                 ---------------------------
                                                 Francine S. Hayes
cc:      C. Yarbrough